EXHIBIT 12
Wright Medical Group, Inc.
Ratio of Earnings to Fixed Charges
The following table presents our historical ratios of earnings to fixed charges for the three months ended March 31, 2008 and for the years ended December 31 of the years indicated. We compute this ratio by dividing the sum of earnings before income taxes and fixed charges by fixed charges. Fixed charges represent interest expense, amortization of debt issuance costs and the interest factor of all rentals, consisting of an appropriate interest factor on operating leases.

	Three
	Months
	Ended
	March 31,	Year Ended December 31,
	2008(1),(2)	2007(1),(2)	2006(2)	2005	2004	2003
Ratio of earnings to fixed charges	4.8	1.8	9.6	13.9	15.9	13.9
(1)	In June 2007, we announced our plans to close our facilities in Toulon, France. During the three months ended March 31, 2008 and the year ended December 31, 2007, we recognized $1.8 million and $18.9 million of restructuring charges, respectively, related to this closure. For further discussion of our restructuring charges, see Note 11 to our condensed consolidated financial statements.
(2)	Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, which requires stock-based compensation costs to be measured using the grant date fair value and recognized as expense over the vesting period. We elected the modified prospective method of transition, under which prior periods are not revised for comparative purposes. As a result, 2008, 2007 and 2006 amounts are not comparable to prior years.